2008

ANNUAL

REPORT


09002403

Broaden

Increase

Enhance

Extend

SENSIENT TECHNOLOGIES CORPORATION A RECORD YEAR 2008

Growth

Sensient Technologies Corporation is a leading global developer, manufacturer and marketer of advanced color, flavor and fragrance systems. Sensient uses state-of-the-art technologies at facilities around the world to develop and manufacture customized food and beverage systems, pharmaceutical colors and coatings, cosmetic and personal care formulations, inkjet inks, industrial colors and other specialty chemicals.

"Sensient has achieved significant earnings growth for twelve consecutive quarters. Our consistently strong performance demonstrates that our long-term strategy for growth is succeeding."

— Kenneth P. Manning
Chairman and Chief Executive Officer

Financial Highlights

in thousands except per share, employee and shareholder data

Years ended December 31,	2008	2007	% Change
Results of operations			
Revenue	$1,252,620	$1,184,778	5.7%
Operating Income	161,599	147,370	9.7%
Net Earnings	90,861	77,786	16.8%
Per common share			
Net Earnings:			
Basic	$ 1.91	$ 1.66	15.1%
Diluted	1.89	1.65	14.5%
Dividends	0.74	0.68	8.8%
Book Value	16.87	17.10	(1.3%)
Other information			
Capital Expenditures	$ 53,680	$ 41,961	27.9%
Depreciation and Amortization	$ 44,445	$ 44,312	0.3%
Total Debt	$ 479,895	$ 507,108	(5.4%)
Number of Employees	3,613	3,623	(0.3%)
Number of Shareholders of Record	3,189	3,309	(3.6%)
Average Common Shares Outstanding:			
Basic	47,654	46,740	2.0%
Diluted	48,131	47,257	1.8%

Kenneth P. Manning
Chairman and
Chief Executive Officer



Letter to Shareholders

Record Results in 2008

In 2008, Sensient's total revenue reached an all-time high of $1.3 billion, an increase of 5.7% over 2007. The Company's profit increase was also substantial. Net earnings were $90.9 million, a 16.8% increase over 2007. These results reflect the strong performance of all of Sensient's operating Groups.

Sensient continued to strengthen the Company's balance sheet in 2008 despite global economic challenges and the tightening of credit markets. In October 2008, we completed a new $105 million term loan agreement that will enable us to retire public debt that matures in 2009. This transaction reflects the confidence banks place in Sensient, based on our strong operating performance and balance sheet.

Since the beginning of 2004, we have reduced debt by more than $170 million. Sensient's debt-to-capital ratio is now 37%. We expect debt to be lowered further in 2009.

The Company has paid an uninterrupted dividend to shareholders since public trading in our stock began in 1962. The Board of Directors strongly believes that Sensient investors should share directly in the results of the Company's performance. In response to the Company's steady growth, on July 17, 2008, the Board announced an increase of the quarterly cash dividend paid on common stock to 19 cents per share. In the past six years, Sensient's quarterly dividend has increased by 43.4%.

A Strategy for Success

Sensient has recorded consistent earnings growth over the last 12 quarters. We began executing a long-term strategy for sustained growth more than a decade ago. The Company's strong performance demonstrates the merit of this strategy. Sensient is now rewarding loyal shareholders who had the foresight to remain invested in the Company during our period of transformation.

Today, Sensient is a global business that current and potential customers recognize as a leading developer and supplier of advanced color, flavor and fragrance systems. We have established a solid foundation for ongoing success by acquiring sophisticated technologies, developing new products and expanding into growing markets.

To complete the evolution of our Company, we unified 20 global acquisitions into a single corporate culture. The Sensient name has become a rallying point for employees throughout the Company.

Expanding Technical and Production Capabilities

We benefit from decentralized profit centers that place R&D and production close to our markets. Sensient recognizes and rewards local initiative, which results in efficient operations and new growth.

Sensient's scientific and technical personnel worldwide have strong educational backgrounds and extensive experience in refining and developing complex chemical systems and production processes. The Company maintains world-class expertise and R&D capabilities in

2008 was a record year for revenue and profit at Sensient Technologies Corporation. The Company's strong product mix, robust R&D program and global reach will continue to result in sustainable growth moving forward.

numerous fields, including extraction, encapsulation and micro-emulsion technology, pigment and dye production, flavor formulation, fragrance compounding and more.

We transfer our best new technologies to multiple locations in order to expand production capabilities and better meet the needs of local customers. For instance, the Company's Fusion line of natural colors was developed in Germany. This technology is now being transferred to other facilities around the world to serve customers seeking stable, high-performance natural colors for foods and beverages.

Driving Growth through Extended Distribution

Sensient develops a wide range of exceptional specialty chemical systems that enable our customers' products to excel in highly competitive markets. Product development, however, is only part of the equation. We are also accelerating growth by building an extended distribution system. Through this initiative, Sensient identifies and evaluates geographic markets that have the potential to provide significant new revenues. Once a location is selected for the extended distribution system, the Company establishes on-the-ground personnel who provide sales and technical support to local manufacturers.

This process represents an efficient way to develop new accounts and to provide the Company with a valuable local presence in new regions. As business expands, we add additional technical staff and even base-level production. In the last decade, Sensient has become highly proficient at incorporating new locations into our unified corporate culture. We continue to use this capability to enter and compete in new locations in several promising regions, including China and Eastern Europe.

Management and Leadership

Sensient's performance requires that we maintain an exceptional workforce, strong management and the very best leadership. The Company's executives provide needed direction to local facilities and play a pivotal role in implementing our broader global strategy. From Sensient's headquarters, we lead programs that enhance personnel, strengthen our corporate culture and expand the Company's reach into new markets.

We will continue to monitor the impact of the broader economy on our business, but we foresee no need to modify our strategy or limit our expansion into new markets. Sensient has succeeded by consistently executing a disciplined strategy for sustainable growth.

I am confident that we will continue to deliver strong results.

Sincerely,



Kenneth P. Manning
Chairman and Chief Executive Officer

business profile

Flavors & Fragrances Group

Sensient develops, manufactures and distributes flavor and fragrance systems that are found in thousands of consumer products worldwide. The Company's specialty systems are essential components of food, beverage, household and personal care products. Sensient's value-added flavors and fragrances enable our customers to excel in highly competitive global markets.

Strategic Advantages

- Exceptional proprietary technologies for extraction and encapsulation
- Global R&D and service capabilities for product customization
- Broad product mix to meet the needs of diverse customers
- Leadership in raw materials sourcing and development

Revenue by Product Line



27% Dehydrated Flavors
21% Dairy Flavors
19% Savory Flavors
5% Confectionery & Bakery Flavors
10% Fragrances
9% Other Flavors
9% Beverage Flavors

Color Group

Sensient is a leading developer, producer and supplier of natural and synthetic color systems for customers around the globe. The Company's high-performance products play a central role in the manufacture of foods and beverages, cosmetics and pharmaceuticals, inkjet inks for commercial and consumer printers, and industrial colors for textiles, plastics and paper products.

Strategic Advantages

- Recognized as an industry leader worldwide
- A wide range of advanced natural and synthetic color systems
- On-the-ground access to diverse geographic markets
- Product development capabilities at multiple locations

Revenue by Product Line


4% Pharmaceuticals
10% Inkjet and Specialty Inks and Colors
58% Food and Beverage Colors
6% Other Technical Colors
22% Cosmetics



Broaden Production Capabilities

Sensient is capturing new business by investing in production capabilities and process technologies at facilities in targeted regions.



Bringing Extraction Technology Closer to Customers

Sensient has long been a leading developer of liquid CO_2 extraction technology used for producing unique and highly concentrated flavors. The Company's Templar® natural extracts provide high-quality flavor and fragrance to foods, beverages and other products. This technology is also used to produce natural antioxidants that enhance the health benefits of functional beverages. We are transferring this process technology from the United Kingdom to other global locations in order to broaden production and grow sales. We will also increase the range of raw materials processed with this technology and improve the purity and performance of our extracts.



Increase Product Development

Sensient's exceptional global R&D operations contributed to a 22 percent increase in product development in 2008.



Creating Next-Generation Cosmetic Systems

Consumers around the world are increasingly seeking natural ingredients not only in food and beverages, but also in cosmetics and personal care products. In response to this worldwide trend, Sensient Cosmetic Technologies is expanding the development of advanced cosmetic systems. The Company's natural colors for make-up, skin care, hair care and other consumer products are found in some of the world's best-known brands. Sensient has also expanded product development by transferring proprietary pigment technology from our cosmetics business to other markets, including confectionery and pharmaceutical manufacturing.



Enhance Technology Transfer

Sensient has built a solid foundation of technical expertise, proprietary systems and state-of-the-art labs to drive organic growth through product development and technology transfer.



Expanding the Range of Natural Color Technology

Sensient's new line of Fusion Precise Natural Colors™ meets a growing consumer demand for natural food and beverage products. These preservative- and GMO-free, shade-specific colors offer consistent quality and shelf life to manufacturers seeking high-performance natural ingredient systems. First developed in Germany, proprietary Fusion technology is being transferred to Sensient facilities in the U.S. and Italy. Sensient will also utilize this technology to extend its development of functional ingredient systems that add nutrients such as beta-carotene and anthocyanins to foods and beverages.



Extend Distribution

Sensient is accelerating growth and maximizing production capacity by building an extended distribution system in key geographic markets.



Bringing Savory Flavor Technology to New Markets

Sensient has developed a line of savory reaction flavors that has no equal in the marketplace. These high-performance concentrated flavors enable food manufacturers to improve operations, enhance finished products and introduce new offerings. Sensient is bringing these advanced flavor systems to new customers in diverse markets through our extended distribution system. This operational initiative places local personnel in targeted regions that offer significant potential for growth, including Eastern Europe and Latin America. Our sales and technical experts work directly with manufacturers to customize Sensient flavor systems for local preferences.



Broaden
Production Capabilities

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Product Development

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Technology Transfer

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Distribution

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Revenue (in billions)



$1.10
$1.18
$1.25
2006
2007
2008

Operating Income (in millions)



$129
$147
$162
2006
2007
2008

Earnings Per Share



$1.44
$1.65
$1.89
2006
2007
2008



Building Value for Shareholders

Debt to Total Capital


43.1%
38.4%
37.0%
2006
2007
2008

Operating Margin


11.8%
12.4%
12.9%
2006
2007
2008

Dividends Per Share


$0.61
$0.68
$0.74
2006
2007
2008

Financial Review

Table of Contents

OVERVIEW

During 2008, Sensient Technologies Corporation (the "Company") reported record revenue of $1.3 billion. Double-digit increases in earnings per share were reported in all four quarters of 2008 from the comparable quarters in 2007. The Flavors & Fragrances Group and Color Group each reported record revenue in 2008, and operating margin for each group increased from 2007. The Company also continued to strengthen its financial position. Total debt was reduced by more than $27 million during 2008. In October 2008, the Company entered into a $105 million unsecured term loan agreement. The Company intends to borrow funds under this agreement in 2009 to retire maturing public debt. This new debt and the Company's existing unused capacity in its revolving loan agreement will provide required liquidity for the Company's operations through 2012.

Revenue
(In Billions)

Year	Revenue
04	$1.05
05	$1.02
06	$1.10
07	$1.18
08	$1.25

Revenue for 2008 increased 5.7% to $1.3 billion from $1.2 billion in 2007. Sensient's operating income was $161.6 million in 2008 versus $147.4 million in 2007. The primary factors driving higher operating income include the impact of higher selling prices in 2008 and increased volumes. The increase in operating income as a result of these factors was partially offset by higher raw material, energy and manufacturing costs. Additional information on these items is included in Results of Operations. Net earnings in 2008 were $90.9 million versus $77.8 million in 2007. Diluted earnings per share were $1.89 in 2008 compared to $1.65 in 2007.

RESULTS OF OPERATIONS

2008 vs. 2007

The Company's revenue for 2008 was $1.25 billion, an increase of 5.7% from $1.18 billion reported in 2007. Revenue in the Flavors & Fragrances Group increased $41.5 million, or 5.4%, over 2007 to $809.6 million. Color Group revenue increased 6.2% to $402.4 million from $379.0 million reported in 2007. Corporate and Other revenue, which includes the Company's operations in the Asia Pacific region, increased 12.5% in 2008. The impact of foreign currency translation increased revenues in the first nine months of 2008 and then began to decrease revenues in the fourth quarter as the U.S. dollar strengthened against most foreign currencies. In total, foreign currency translation added $18.5 million to revenue in 2008. Additional information on Group results can be found in the Segment Information section.

The Company's gross margin decreased 20 basis points to 30.4% in 2008, from 30.6% in 2007. Although the increase in selling prices more than offset the dollar impact of higher raw material, energy and manufacturing costs, there was a slight negative impact on the gross margin rate as revenue increased more than the net increase in gross profit.

Selling and administrative expenses as a percent of revenue decreased to 17.5% in 2008 from 18.1% in 2007. The decrease of 60 basis points was due to a slight increase in selling and administrative expenses compared to a more significant increase in revenue. The overall increase in selling and administrative expenses was 2.0%. Normal inflationary increases and the impact of changes in foreign exchange rates were partially offset by lower share-based compensation expense.

Operating income was $161.6 million in 2008 compared to $147.4 million in 2007. The increased operating income was attributable to the higher selling prices and volume increases partially offset by higher raw material, energy and manufacturing costs discussed above. Changes in foreign exchange rates in 2008 versus 2007 increased operating income by $2.2 million.

Interest expense decreased 10.6% to $32.3 million in 2008 from $36.1 million in 2007. The decrease is due to lower rates and lower average outstanding debt balances.

The effective income tax rate was 29.7% and 30.1% in 2008 and 2007, respectively. The effective tax rates for both 2008 and 2007 were reduced by discrete items, primarily including the favorable resolution of prior years' tax matters and the reduction of the valuation allowance related to the planned use of foreign tax losses. In addition, the 2008 reported rate was decreased and the 2007 reported rate was increased because of tax rate changes that impacted the future benefit of certain deferred tax assets. In total, these discrete items reduced the effective tax rate for 2008 and 2007 by 2.7% and 3.0%, respectively. The 2008 rate excluding discrete items decreased 70 basis points in comparison to the rate in 2007 primarily due to lower statutory rates in certain foreign jurisdictions.

	2008	2007
Rate excluding discrete items	32.4%	33.1%
Discrete items	(2.7%)	(3.0%)
Reported effective tax rate	29.7%	30.1%

The effective tax rate for 2009 is expected to be approximately 32.5% prior to the recording of any discrete items.

SEGMENT INFORMATION

The Company determines its operating segments based on information utilized by senior management to allocate resources and assess performance. The Company's reportable segments consist of the Flavors & Fragrances Group and the Color Group. The Company broke out its operations in China as a separate group in 2008. The results of the China Group as well as the Asia Pacific Group are reported in the Corporate and Other segment. These changes in segments have been reflected in the results for 2008 and other years presented.

Flavors & Fragrances Flavors & Fragrances Group revenue for the year ended December 31, 2008, increased 5.4% to $809.6 million. The increase of $41.5 million was primarily a result of increased selling prices ($32.5 million) partially offset by lower volumes ($3.2 million). The favorable impact of foreign currency translation also increased revenue by $12.2 million. Increased selling prices occurred in all regions of the Group in both dehydrated flavors and other flavors. The volume decrease occurred primarily in Latin America.

Gross margin was 26.3% in 2008, a 20 basis point decrease from the 26.5% gross margin in 2007. Although the increase in selling prices more than offset the dollar impact of higher raw material, energy and manufacturing costs, there was a slight negative impact on the gross margin rate as revenue increased more than the net increase in gross profit.

The Flavors & Fragrances Group operating income was $123.5 million in 2008, an increase of 7.6% from $114.7 million in 2007. The increase in operating income was primarily due to higher sales in North America ($8.7 million) and Europe ($1.1 million) partially offset by the impact of lower volumes in Latin America ($1.1 million). The increased profit in North America and Europe was primarily due to higher selling prices in dehydrated and other flavors partially offset by higher raw material, energy and manufacturing costs. Operating income as a percent of revenue increased 40 basis points to 15.3% from 14.9% in 2007 primarily for the reasons discussed above.

Color Revenue for the Color Group increased 6.2% to $402.4 million in 2008 from $379.0 million in 2007. The higher revenue was primarily due to increased sales of food and beverage colors in all markets ($7.6 million), increased sales of cosmetic colors ($5.5 million) and increased sales of pharmaceutical colors ($2.7 million). The favorable impact of foreign currency translation also increased revenue by $6.0 million. The increased sales of food and beverage colors were primarily due to higher selling prices. The increased sales of cosmetic and pharmaceutical colors were primarily due to higher volumes.

Gross margin for the Color Group was 35.1% in 2008, a 60 basis point decrease from the Group's 35.7% gross margin in 2007. Higher raw material, energy and manufacturing costs were partially offset by higher selling prices. In the fourth quarter of 2008, higher selling prices more than offset the impact of higher raw material, energy and manufacturing costs resulting in margins that were equal to the fourth quarter of 2007.

Color Group operating income of $71.6 million in 2008 was an increase of 7.5% from $66.6 million in 2007. The increase in operating income was primarily due to higher profit in technical colors ($3.6 million) and pharmaceutical colors ($0.8 million). The favorable impact of foreign currency translation increased operating income by $2.0 million. These increases were partially offset by lower profit in cosmetic colors ($1.5 million). The higher profits in technical colors were primarily due to increased selling prices and lower costs. The higher profit in pharmaceutical colors was primarily due to higher volumes. The lower profit in cosmetic colors was primarily due to higher raw material and manufacturing costs. Operating income as a percent of revenue increased 20 basis points to 17.8% from 17.6% in 2007 primarily due to the reasons described above.

2007 vs. 2006

The Company's revenue for 2007 was $1.18 billion, an increase of 7.8% from $1.10 billion reported in 2006. The Flavors & Fragrances Group increased revenue by $48.8 million, or 6.8%, over 2006 to $768.1 million. Revenue for the Color Group increased 8.0% to $379.0 million from $351.0 million reported in 2006. Corporate and Other revenue in 2007, which includes the Company's operations in the Asia Pacific region, increased 18.7%. The favorable impact of foreign currency translation increased revenue by $43.2 million. Additional information on Group results can be found in the Segment Information section.

The Company's gross margin increased 40 basis points to 30.6% in 2007, from 30.2% in 2006. The increase was primarily due to higher selling prices partially offset by higher raw material costs.

Selling and administrative expenses as a percent of revenue decreased to 18.1% in 2007 from 18.5% in 2006. The decrease of 40 basis points was primarily due to a greater percentage increase in revenue than expenses partially offset by higher salaries, wages and employee costs.

Operating income was $147.4 million in 2007 compared to $129.3 million in 2006. The increased operating income was attributable to the volume and pricing improvements partially offset by higher raw material costs discussed above. Changes in foreign exchange rates in 2007 versus 2006 increased operating income by $5.7 million.

Interest expense increased 1.1% to $36.1 million in 2007 from $35.7 million in 2006. The impact of higher interest rates more than offset the benefit of lower average debt outstanding in 2007.

The effective income tax rate was 30.1% and 29.0% in 2007 and 2006, respectively. The effective tax rates for both 2007 and 2006 were reduced by discrete items, primarily including the favorable resolution of prior years' tax matters and the reduction of the valuation allowance related to the planned use of foreign tax losses. In addition, the 2007 reported rate was increased because of tax rate changes that reduced the future benefit of certain deferred tax assets. These net discrete items reduced the effective tax rate for 2007 and 2006 by 3.0% and 5.2%, respectively. The 2007 rate excluding discrete items decreased 110 basis points in comparison to the rate in 2006.

	2007	2006
Rate excluding discrete items	33.1%	34.2%
Discrete items	(3.0%)	(5.2%)
Reported effective tax rate	30.1%	29.0%

SEGMENT INFORMATION

Flavors & Fragrances Revenue for the Flavors & Fragrances Group for the year ended December 31, 2007, increased 6.8% to $768.1 million. The increase of $48.8 million was primarily a result of increased selling prices ($14.7 million) and higher volumes ($9.3 million). The favorable impact of currency translation increased revenue by $24.8 million. The majority of the increased selling prices occurred in dehydrated and other flavors in North America. Volume increases occurred in certain North American product lines and also in Europe and Japan.

Gross margin was 26.5% in 2007, a 30 basis point increase from the 26.2% gross margin in 2006. This change was primarily a result of increased selling prices partially offset by higher raw material costs.

Operating income of $114.7 million in 2007 was an increase of 12.6% from $101.9 million in 2006. The increase in operating income was primarily due to higher sales in North America ($9.7 million) and Europe ($0.8 million). The favorable impact of foreign currency translation increased operating income by $2.0 million.

The increased profit in North America was primarily due to higher selling prices in dehydrated and other flavors partially offset by higher raw material costs. The increased profit in Europe was primarily attributed to higher selling prices combined with lower costs in the flavors business partially offset by lower selling prices in fragrances. Operating income as a percent of revenue increased 70 basis points to 14.9% from 14.2% in 2006 primarily for the reasons discussed above.

Color Revenue for the Color Group increased 8.0% to $379.0 million in 2007 from $351.0 million in 2006. The higher revenue was primarily due to increased sales of food and beverage colors in all markets ($14.5 million) and increased sales of cosmetic colors ($5.1 million). Also, the favorable impact of foreign currency translation increased revenue by $14.3 million. The increased sales of food and beverage colors and cosmetic colors were primarily due to higher volumes. These gains were partially offset by lower volumes in technical colors ($6.0 million) as a result of lower demand for inkjet inks.


Debt to Total Capital
(At December 31)
04 48.3%
05 47.1%
06 43.1%
07 38.4%
08 37.0%

Gross margin for the Color Group was 35.7% in 2007, a 40 basis point increase from the Group's 35.3% gross margin in 2006. Higher volumes combined with cost savings initiatives were the primary factors for the increase, although they were partially offset by higher raw material costs.

Operating income of $66.6 million in 2007 was an increase of 13.2% from $58.8 million in 2006. Operating income in food and beverage colors increased $2.7 million primarily due to the higher volumes. In Cosmetic Colors, higher volumes combined with lower costs increased operating income by $3.7 million. The impact of foreign currency translation increased operating profit by $2.6 million. These increases were partially offset by lower profit in technical colors ($0.9 million). The lower profits in technical colors were primarily due to lower volumes. Operating income as a percent of revenue increased 90 basis points to 17.6% from 16.7% in 2006 primarily due to the reasons described above.

LIQUIDITY AND FINANCIAL POSITION

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund working capital requirements, principal and interest payments, acquisitions (if any) and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under new and existing credit facilities. The Company completed a new $105 million term loan agreement in October 2008. The new facility matures in June 2012 and is unsecured. The term loan allows the Company to make one or more borrowings on or before April 1, 2009. There were no borrowings under the term loan as of December 31, 2008. The Company intends to utilize all or a portion of this facility to retire the Company's public debt when it matures in April 2009.

The Company's ratio of debt to total capital improved to 37.0% at December 31, 2008, compared to 38.4% and 43.1% at December 31, 2007 and 2006, respectively. The improvement in 2008 resulted primarily from a reduction in debt. Debt was reduced by $27.2 million since December 31, 2007, and by $52.6 million since December 31, 2006.

In the Consolidated Statements of Cash Flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the Consolidated Statements of Cash Flows do not agree with changes in the operating assets and liabilities that are presented in the Consolidated Balance Sheets.

Net cash provided by operating activities was $87.0 million in 2008, $105.2 million in 2007 and $99.2 million in 2006. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends, and to reduce net borrowings. The decrease in net cash provided by operating activities in 2008 was primarily due to a larger increase in net working capital this year compared to 2007 partially offset by higher earnings. The increase in working capital was primarily due to higher volumes of dehydrated flavors inventory, increases in certain raw material costs and higher accounts receivable as a result of strong sales.


Capital Expenditures/Depreciation
(In Millions)
04
$49.8
$43.9
05
$36.1
$43.5
06
$39.3
$41.7
07
$42.0
$42.8
08
$53.7
$42.8

Net cash used in investing activities was $50.0 million in 2008, $39.2 million in 2007 and $33.8 million in 2006. Capital expenditures were $53.7 million in 2008, $42.0 million in 2007 and $39.3 million in 2006.

Net cash used in financing activities was $38.4 million in 2008, $61.4 million in 2007 and $68.7 million in 2006. The Company had net reductions in debt of $21.6 million in 2008, $44.8 million in 2007 and $43.5 million in 2006. In 2008, 2007 and 2006, the Company was able to finance capital expenditures, any share repurchases and dividend payments and still reduce debt levels. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company increased its quarterly dividend per share in the third quarter of 2008 to $0.19 per share from $0.18 per share. Dividends paid per share were $0.74 in 2008, $0.68 in 2007 and $0.61 in 2006. Total dividends paid were $35.6 million, $32.0 million and $28.3 million in 2008, 2007 and 2006, respectively.


Dividends Paid Per Share
04
$0.60
05
$0.60
06
$0.61
07
$0.68
08
$0.74

As discussed above, the Company has been impacted by rising raw material, energy and manufacturing costs. However, the Company has offset these cost increases with higher selling prices and expects to offset any future cost increases with additional increases in selling prices.

ISSUER PURCHASES OF EQUITY SECURITIES

During 2007 and 2006, the Company repurchased 0.05 million and 0.2 million, respectively, of Company stock at a total cost of $1.3 million and $3.6 million. There were no purchases of Company stock in 2008. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2008, 3.0 million shares were available to be repurchased under existing authorizations. The Company's share repurchase program has no expiration date.

CRITICAL ACCOUNTING POLICIES

In preparing the financial statements in accordance with accounting principles generally accepted in the U.S., management is required to make estimates and assumptions that have an impact on the asset, liability, revenue and expense amounts reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk and financial condition. The Company believes, given current facts and circumstances, that its estimates and assumptions are reasonable, adhere to accounting principles generally accepted in the U.S. and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. The Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventories, property, plant and equipment, and prepaid expenses. Management believes the Company's most critical accounting estimates and assumptions are in the following areas:

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title passes, the customer is obligated to pay the Company and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting segments' fair value and result in an impairment charge. However, the current fair values of the reporting segments are significantly in excess of carrying values. The Company estimates that a 100 basis point increase in its weighted average cost of capital would not result in impairment. Accordingly, management believes that only significant changes in its cash flow assumptions would result in impairment.

Income Taxes The Company estimates its income tax expense in each of the taxing jurisdictions in which it operates. The Company is subject to a tax audit in each of these jurisdictions, which could result in changes to the estimated tax expense. The amount of these changes would vary by jurisdiction and would be recorded when probable and estimable. These changes could impact the Company's financial statements. Management has recorded valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. An adjustment to the recorded valuation allowance as a result of changes in facts or circumstances could result in a significant change in the Company's tax expense. The Company does not provide for deferred taxes on unremitted earnings of foreign subsidiaries which are considered to be invested indefinitely.

Commitments and Contingencies The Company is subject to litigation and other legal proceedings arising in the ordinary course of its businesses or arising under provisions related to the protection of the environment. Estimating liabilities and costs associated with these matters requires the judgment of management, who rely in part on information from Company legal counsel. When it is probable that the Company has incurred a liability associated with claims or pending or threatened litigation matters and the Company's exposure is reasonably estimable, the Company records a charge against earnings. The estimate of any exposure to the Company may change as further facts and circumstances become known.

MARKET RISK FACTORS

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged.

The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 and Note 4 to the Consolidated Financial Statements include a discussion of the Company's accounting policies for financial instruments.

A key part of the Company's strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that qualify as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. At December 31, 2008 and 2007, the fair values of these instruments, based on dealer quotes, were an asset of $1.5 million and $0.1 million, respectively. At December 31, 2008 and 2007, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $12.0 million and $5.0 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain debt denominated in Swiss Francs, Euros and British Pounds. These non-derivative debt instruments act as partial hedges of the Company's Swiss Franc, Euro and British Pound net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company's outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.7 million and $1.0 million at December 31, 2008 and 2007, respectively. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2008 and 2007, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.4 million and $0.8 million, respectively.

The Company is the purchaser of certain commodities, such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the Company's products. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $9.5 million as of December 31, 2008. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2008.

PAYMENTS DUE BY PERIOD

(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$445,682	$129,868	$131,403	$182,672	$1,739
Interest payments on long-term debt	45,969	15,241	23,645	7,010	73
Operating lease obligations	25,754	8,047	9,729	3,736	4,242
Manufacturing purchase commitments	50,912	34,235	11,817	4,860	—
Pension benefit obligations	39,330	2,470	18,908	8,605	9,347
Total contractual obligations	$607,647	$189,861	$195,502	$206,883	$15,401

NEW PRONOUNCEMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. This statement defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The adoption did not have a material effect on its financial statements and related disclosures.

The Company reviewed SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to choose to measure many financial instruments and certain other items at fair value. The Company chose not to elect the fair value option for any assets and liabilities not currently valued at fair value and determined that this statement does not have an impact on its financial statements and disclosures.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *Business Combinations*. This statement applies to acquisitions by the Company after January 1, 2009. The Company does not expect the adoption of this statement to have a current impact on its consolidated financial statements. An impact may, however, result from any future acquisition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of Accounting Research Bulletin ("ARB") No. 51. This statement requires that a noncontrolling interest (minority interest) in a subsidiary held by parties other than the parent should be clearly identified and presented in the financial statements of the parent company. This statement is effective for the Company beginning January 1, 2009. The Company does not believe this statement will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments*. This statement requires enhanced disclosures regarding a company's hedging activities. This statement is effective for the Company beginning January 1, 2009 and will impact future disclosures relating to the Company's hedging activities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2008.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2008, and statements including the terms "expect," "believe," "anticipate" and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; the Company's ability to successfully implement its growth strategies; the outcome of the Company's various productivity-improvement and cost-reduction efforts; changes in costs of raw materials and energy; industry and economic factors related to the Company's domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2008	2007	2006
Revenue	$1,252,620	$1,184,778	$1,098,774
Cost of products sold	871,754	822,479	766,506
Selling and administrative expenses	219,267	214,929	202,991
Operating Income	161,599	147,370	129,277
Interest expense	32,306	36,127	35,748
Earnings Before Income Taxes	129,293	111,243	93,529
Income taxes	38,432	33,457	27,104
Net Earnings	$ 90,861	$ 77,786	$ 66,425
Earnings per share:			
Basic	$ 1.91	$ 1.66	$ 1.45
Diluted	$ 1.89	$ 1.65	$ 1.44
Average common shares outstanding:			
Basic	47,654	46,740	45,900
Diluted	48,131	47,257	46,204

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 8,498	$ 10,522
Trade accounts receivable, less allowance for losses of $4,295 and $4,242, respectively	198,903	196,458
Inventories	381,246	361,534
Prepaid expenses and other current assets	30,319	29,705
Deferred income taxes	8,557	11,825
Total current assets	627,523	610,044
Other assets	40,878	44,404
Intangible assets – at cost, less accumulated amortization of $10,077 and $9,501, respectively	13,754	14,789
Goodwill	440,416	476,611
Property, Plant and Equipment:		
Land	47,315	46,013
Buildings	248,366	259,830
Machinery and equipment	594,858	612,265
Construction in progress	40,200	30,335
	930,739	948,443
Less accumulated depreciation	(527,873)	(530,109)
	402,866	418,334
Total assets	$ 1,525,437	$1,564,182
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 82,976	$ 88,812
Accrued salaries, wages and withholdings from employees	24,269	23,684
Other accrued expenses	52,825	56,948
Income taxes	1,988	2,342
Short-term borrowings	34,213	57,487
Current maturities of long-term debt	—	—
Total current liabilities	196,271	229,273
Deferred income taxes	14,590	12,548
Other liabilities	12,682	14,122
Accrued employee and retiree benefits	37,616	44,197
Long-term debt	445,682	449,621
Commitments and contingencies (See Note 10)		
Shareholders' Equity:		
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	82,261	75,233
Earnings reinvested in the business	873,444	818,180
Treasury stock, 5,798,297 and 6,603,650 shares, respectively, at cost	(116,217)	(132,358)
Accumulated other comprehensive (loss) income	(26,288)	47,970
	818,596	814,421
Total liabilities and shareholders' equity	$ 1,525,437	$1,564,182

See notes to consolidated financial statements.

(in thousands) Years ended December 31,	2008	2007	2006
Cash Flows from Operating Activities			
Net earnings	$90,861	$ 77,786	$ 66,425
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	44,445	44,312	43,044
Share-based compensation	3,798	4,731	5,035
Loss (gain) on assets	1,358	(467)	795
Deferred income taxes	3,329	9,381	(278)
Changes in operating assets and liabilities:			
Trade accounts receivable	(16,908)	(6,152)	(5,104)
Inventories	(40,591)	(15,299)	(7,537)
Prepaid expenses and other assets	(672)	(5,115)	(3,998)
Accounts payable and other accrued expenses	(2,216)	4,217	(5,066)
Accrued salaries, wages and withholdings from employees	2,084	(1,753)	8,458
Income taxes	1,939	(8,876)	(8,125)
Other liabilities	(453)	2,440	5,568
Net cash provided by operating activities	86,974	105,205	99,217
Cash Flows from Investing Activities			
Acquisition of property, plant and equipment	(53,680)	(41,961)	(39,314)
Proceeds from sale of assets	2,064	2,291	3,321
Other investing activity	1,661	451	2,152
Net cash used in investing activities	(49,955)	(39,219)	(33,841)
Cash Flows from Financing Activities			
Proceeds from additional borrowings	112,514	136,859	247,483
Debt payments	(134,135)	(181,680)	(290,992)
Purchase of treasury stock	—	(1,267)	(4,563)
Dividends paid	(35,597)	(32,017)	(28,292)
Proceeds from options exercised and other equity transactions	18,862	16,693	7,681
Net cash used in financing activities	(38,356)	(61,412)	(68,683)
Effect of exchange rate changes on cash and cash equivalents	(687)	913	1,274
Net (decrease) increase in cash and cash equivalents	(2,024)	5,487	(2,033)
Cash and cash equivalents at beginning of year	10,522	5,035	7,068
Cash and cash equivalents at end of year	$ 8,498	$ 10,522	$ 5,035
Cash paid during the year for:			
Interest	$31,975	$ 36,070	$ 35,988
Income taxes	28,424	29,735	30,885
Capitalized interest	1,999	1,493	1,018

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands except share and per share amounts)	Common Stock	Additional Paid-in Capital
Balances at December 31, 2005	$ 5,396	$ 71,582
Net earnings		
Unrealized loss on cash flow hedges, arising during the period, net of tax of $13		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $2		
Minimum pension liability, net of tax of $904		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.61 a share		
Adjustment to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $4,944 (See Note 6)		
Share-based compensation		5,035
Reclassification of unearned portion of nonvested stock (See Note 5)		(5,965)
Stock options exercised		(192)
Benefit plans		(93)
Purchase of treasury stock		
Other		53
Balances at December 31, 2006	5,396	70,420
Net earnings		
Unrealized loss on cash flow hedges, arising during the period, net of tax of $209		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $228		
Pension adjustment, net of tax of $138		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.68 a share		
Adjustment to initially apply Financial Accounting Standards Interpretation No. 48 (See Note 7)		
Share-based compensation		5,183
Stock options exercised		1,931
Nonvested stock issued upon vesting		(2,845)
Benefit plans		175
Purchase of treasury stock		
Other		369
Balances at December 31, 2007	5,396	75,233
Net earnings		
Unrealized gain on cash flow hedges, arising during the period, net of tax of $13		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $3		
Pension adjustment, net of tax of $1,473		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $0.74 a share		
Share-based compensation		4,989
Stock options exercised		2,511
Nonvested stock issued upon vesting		(1,688)
Benefit plans		173
Other		1,043
Balances at December 31, 2008	$ 5,396	$ 82,261

See notes to consolidated financial statements.

Earnings Reinvested in the Business	Treasury Stock		Unearned Portion of Nonvested Stock	Accumulated Other Comprehensive (Loss) Income	Total Comprehensive Income
	Shares	Amount			
$ 736,544	7,620,068	$ (152,727)	$ (5,965)	$ (32,602)	
66,425					$ 66,425
				(90)	(90)
				(11)	(11)
				1,679	1,679
				40,074	40,074
					$108,077
(28,292)					
				(7,777)	
			5,965		
	(387,728)	7,753			
	(43,420)	868			
	200,949	(3,649)			
	(4,620)	93			
774,677	7,385,249	(147,662)	—	1,273	
77,786					$ 77,786
				(1,462)	(1,462)
				1,596	1,596
				(212)	(212)
				46,775	46,775
					$124,483
(32,017)					
(2,266)					
	22,600	(452)			
	(676,229)	13,522			
	(142,100)	2,845			
	(32,992)	660			
	47,100	(1,267)			
	22	(4)			
818,180	6,603,650	(132,358)	—	47,970	
90,861					$ 90,861
				(91)	(91)
				18	18
				3,574	3,574
				(77,759)	(77,759)
					$ 16,603
(35,597)					
	59,400	(1,191)			
	(759,241)	15,217			
	(84,200)	1,688			
	(21,312)	427			
$ 873,444	5,798,297	$ (116,217)	$ —	$ (26,288)	

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Sensient Technologies Corporation is a leading global manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors and other specialty chemicals. The Company's reportable segments consist of the Flavors & Fragrances and Color Groups, which are managed on a products and services basis. The Asia Pacific and China Groups, which are managed on a geographic basis, are included in Corporate and Other.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue (net of estimated discounts, allowances and returns) when title passes, the customer is obligated to pay the Company and the Company has no remaining obligations. Such recognition typically corresponds with the shipment of goods.

Cost of Products Sold Cost of products sold includes materials, labor and overhead expenses incurred in the manufacture of our products. Cost of products sold also includes charges for obsolete and slow moving inventories, as well as costs for quality control, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, other costs of our internal distribution network and costs incurred for shipping and handling. The Company records fees billed to customers for shipping and handling as revenue.

Selling and Administrative Expenses Selling and administrative expenses primarily include the salaries and related costs for executive, finance, accounting, human resources, information technology, research and development and legal personnel as well as salaries and related costs of salespersons and commissions paid to external sales agents.

Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents.

Accounts Receivable Receivables are recorded at their face amount, less an allowance for doubtful accounts. The allowance for doubtful accounts is based on customer-specific analysis and general matters such as current assessments of past due balances and economic conditions. Specific accounts are written off against the allowance for doubtful accounts when it is deemed that the receivable is no longer collectible.

Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out ("FIFO") method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $269.8 million and $266.3 million at December 31, 2008 and 2007, respectively, and raw materials and supplies of $111.4 million and $95.2 million at December 31, 2008 and 2007, respectively.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life of the related asset using the straight-line method for financial reporting. The estimated useful lives for buildings range from 5 to 40 years. Machinery and equipment have useful lives ranging from 3 to 20 years. Interest costs on significant projects constructed or developed for the Company's own use are capitalized as part of the asset.

Goodwill and Other Intangible Assets The carrying value of goodwill and other intangible assets with indefinite lives is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to their respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit's estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment in 2008, 2007 or 2006.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between fair value and carrying value.

Financial Instruments The Company may use derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the transaction and on an ongoing basis. Any ineffective portions are recognized in earnings immediately.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program may include entering into interest rate swaps, which qualify as fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the fair value of the hedged instruments.

Cash Flow Hedges The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions involve the use of foreign currency derivatives to protect against exposure resulting from recorded accounts receivable and payable. The Company may utilize forward exchange contracts, generally, with maturities of less than 12 months, which qualify as cash flow hedges. These foreign exchange contracts are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Gains and losses on these instruments are deferred in accumulated other comprehensive (loss) income ("OCI") until the underlying transaction is recognized in earnings.

In addition, the Company may utilize a derivative to hedge natural gas purchases. These natural gas hedges are intended to offset the effect of fluctuations in natural gas prices. Gains and losses on these instruments are deferred in OCI until the underlying transaction is recognized in earnings. These natural gas hedges qualify as cash flow hedges.

The Company's existing cash flow hedges are highly effective. As a result, any current impact on earnings due to cash flow hedge ineffectiveness is immaterial.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries. Changes in the fair value of debt designated as a net investment hedge are recorded in foreign currency translation in OCI.

Commodity Purchases The Company purchases certain commodities in the normal course of business which result in physical delivery of the goods and hence, are excluded from Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are included in OCI as foreign currency translation adjustments. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2008.

Share-Based Compensation The Company accounts for share-based compensation under SFAS No. 123(R), *Share-Based Payment.* Share-based compensation expense is recognized on a straight line basis over the vesting period of each award recipient. See Note 5, *Share-Based Compensation*, for additional information.

Income Taxes The Company accounts for income taxes under SFAS No. 109, *Accounting for Income Taxes.* The Company recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits for which the utilization of the asset is not likely. On January 1, 2007, the Company adopted Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* This interpretation prescribes the minimum recognition threshold which a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the measurement, classification and derecognition of tax positions. See Note 7, *Income Taxes*, for additional information.

Earnings Per Share Basic earnings per share ("EPS") of common stock is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period. The difference between basic and diluted EPS is the dilutive effect of stock options and nonvested stock. Diluted EPS assumes that nonvested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. Weighted-average common shares for computation of EPS were:

(in thousands)	2008	2007	2006
Basic weighted-average shares outstanding	47,654	46,740	45,900
Diluted weighted-average shares outstanding	48,131	47,257	46,204

For the years 2008 and 2006, options for 0.1 million shares and 1.8 million shares, respectively, with weighted-average exercise prices of $26.52 and $21.65, respectively, were excluded from the diluted EPS calculation because their exercise prices were greater than the average market price of the common stock and their inclusion in the calculation would have been anti-dilutive. For 2007, no options were excluded from the diluted EPS calculation on that basis. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive (Loss) Income Accumulated OCI is comprised primarily of foreign currency translation, minimum pension liability and unrealized gains (losses) on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2008	2007
Foreign currency translation	$ (17,969)	$ 59,310
Minimum pension liability (net of tax)	(8,305)	(11,399)
Unrealized (losses) gains on cash flow hedges (net of tax)	(14)	59
Accumulated other comprehensive (loss) income	$(26,288)	$ 47,970

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $28.3 million, $25.7 million and $24.8 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $1.2 million, $1.6 million and $1.2 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Environmental Liabilities The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or as circumstances change. Estimated future expenditures are discounted to their present value when the timing and amount of future cash flows are fixed and readily determinable. Recoveries of remediation costs from other parties, if any, are recognized as assets when their receipt is assured.

New Pronouncements The Company adopted FIN 48, on January 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. See Note 7, *Income Taxes,* for additional information.

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements.* This statement defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurement. See Note 9, *Fair Value Measurements,* for additional information.

The Company reviewed SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities,* which permits companies to choose to measure many financial instruments and certain other items at fair value. The Company chose not to elect the fair value option for any assets and liabilities not currently valued at fair value and determined that this statement does not have an impact on its financial statements and disclosures.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations.* This statement applies to acquisitions by the Company after January 1, 2009. The Company does not expect the adoption of this statement to have a current impact on its consolidated financial statements. An impact may, however, result from any future acquisition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements,* an amendment of ARB No. 51. This statement requires that a noncontrolling interest (minority interest) in a subsidiary held by parties other than the parent should be clearly identified and presented in the financial statements of the parent company. This statement is effective for the Company beginning January 1, 2009. The Company does not believe this statement will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments.* This statement requires enhanced disclosures regarding a company's hedging activities. This statement is effective for the Company beginning January 1, 2009 and will impact future disclosures relating to the Company's hedging activities.

2. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2008 and 2007, the Company does not have any intangible assets other than goodwill that are not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2008 and 2007:

(in thousands except weighted average amortization years)	Weighted Average Amortization Years	2008		2007	
		Cost	Accumulated Amortization	Cost	Accumulated Amortization
Technological know how	20.0	$ 8,467	$ (3,295)	$ 8,362	$(2,873)
Customer relationships	20.0	7,062	(2,276)	7,068	(1,901)
Patents, trademarks, non-compete agreements and other	17.2	8,302	(4,506)	8,860	(4,727)
Total finite-lived intangibles	19.0	$23,831	$(10,077)	$24,290	$(9,501)

Amortization of intangible assets was $1.6 million, $1.5 million and $1.4 million in 2008, 2007 and 2006, respectively. Estimated amortization expense each year for the five years subsequent to December 31, 2008, is as follows: 2009, $1.2 million; 2010, $1.2 million; 2011, $1.2 million; 2012, $1.2 million; and 2013, $1.2 million. The changes in goodwill for the years ended December 31, 2008 and 2007, by reportable business segment, were as follows:

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
Balance as of December 31, 2006	$139,999	$308,550	$645	$449,194
Currency translation impact	10,453	16,957	7	27,417
Balance as of December 31, 2007	150,452	325,507	652	476,611
Currency translation impact	(15,436)	(20,726)	(33)	(36,195)
Balance as of December 31, 2008	$135,016	$304,781	$619	$440,416

3. DEBT

Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2008	2007
5.85% Euro-denominated senior notes due November 2013	$27,008	$ 28,226
7.31% senior notes due November 2013	25,000	25,000
5.78% Euro-denominated senior notes due November 2011	54,016	56,452
7.17% senior notes due November 2011	30,000	30,000
Floating rate Euro-denominated senior notes due November 2011	27,008	28,226
6.68% senior notes due through January 2011	6,429	8,571
6.77% senior notes due through January 2010	15,000	15,000
6.60% notes due through April 2009	122,242	149,817
7.59% senior notes due through December 2008	—	4,286
Long-term revolving loan agreement	129,982	91,788
Various other notes	8,917	12,398
Deferred realized gains (losses) on interest rate swaps	80	(143)
	445,682	449,621
Less current maturities	—	—
Total long-term debt	$445,682	$449,621

The floating rate long-term Euro-denominated notes had average coupon rates of 6.67% and 6.16% for the years ended December 31, 2008 and 2007, respectively. The borrowings under the long-term revolving loan agreement had an average interest rate of 3.43% and 4.91% for the year ended December 31, 2008 and 2007, respectively.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2008, are as follows: 2009, $129.9 million; 2010, $17.9 million; 2011, $113.5 million; 2012, $130.3 million; and 2013, $52.4 million.

The Company has approximately $129.9 million of long-term debt that matures in 2009 including $126.8 million that can be redeemed at the option of the note holder. It is the Company's intention to refinance these maturities under the long-term revolving loan agreement and the new Term Loan agreement (described below) and, accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2008.

In October 2008, the Company entered into a $105 million senior unsecured term loan agreement ("Term Loan") with a group of five banks. The Term Loan allows the Company to make one or more borrowings on or before April 1, 2009. The Term Loan matures on June 15, 2012. The interest rate on the Term Loan is based on floating rates at the Company's election of either (1) the higher of (a) the prime rate or (b) the federal funds rate plus 0.5% or (2) a Eurodollar base rate derived from LIBOR plus a margin (initially 225 basis points but subject to adjustment as the Company's leverage ratio changes). The Company may prepay the Term Loan in whole or in part prior to the maturity date without any penalty. The Term Loan contains a number of requirements and financial covenants similar to those in the Company's current loan agreements. The Term Loan will be used to retire the Company's public debt when it matures in April 2009. Accordingly, that maturing debt has been classified as long-term debt on the Consolidated Balance Sheet.

The Company's short-term borrowings consisted of the following items at December 31:

(in thousands)	2008	2007
Direct borrowings under the revolving loan agreement	$25,000	$ —
Commercial paper	500	11,125
Uncommitted loans	5,698	43,960
Loans of foreign subsidiaries	3,015	2,402
Total	$34,213	$57,487

The weighted-average interest rates on short-term borrowings were 1.95% and 5.09% at December 31, 2008 and 2007, respectively.

The Company has $138.9 million available under the revolving credit facility and $32.3 million available under other lines of credit from several banks at December 31, 2008.

The Company has stand-by letters of credit outstanding of $6.4 million and $8.0 million as of December 31, 2008 and 2007, respectively.

4.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2008 and 2007, the Company had forward exchange contracts (accounted for as cash flow hedges), with maturities of one year or less, of $134.8 million and $119.5 million, respectively. The fair value of these instruments, based on dealer quotes, was an asset of $1.5 million at December 31, 2008. The fair value of these instruments at December 31, 2007, was an asset of $0.1 million.

Foreign-denominated Debt In November 2006, the Company entered into a 77.3 million Euro-denominated note agreement. Although the Company borrowed Euros under the revolver in 2008, there were no outstanding Euro-denominated borrowings under the revolver at December 31, 2008. The Company has 32.0 million Swiss Francs outstanding under the long-term revolving loan agreement at December 31, 2008. These non-derivative instruments have been designated as partial hedges of the Company's Euro and Swiss Franc net asset positions. A gain of $8.2 million and a loss of $17.5 million have been recorded in foreign currency translation in OCI for the years ended December 31, 2008 and 2007, respectively.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large international financial institutions. While these counterparties may expose the Company to potential losses due to the credit risk of non-performance, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2008 and 2007.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2008 and 2007 was $445.7 million and $449.6 million, respectively. The fair value of long-term debt at December 31, 2008 and 2007 was approximately $427.3 million and $439.5 million, respectively.

5. SHARE-BASED COMPENSATION

The Company adopted SFAS No. 123(R), *Share-Based Payment,* on January 1, 2006. SFAS No. 123(R) requires stock-based compensation to be expensed over the vesting period of the awards based on the grant-date fair value. The Company elected to adopt using the modified prospective transition method which did not result in the restatement of previously issued financial statements. Under the provisions of SFAS No. 123(R), expense is recognized on all awards granted or modified after the date of adoption and unvested awards at the date of adoption.

The Company has various stock plans under which employees and directors may be granted nonvested stock, non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the market price on the day the options were granted. Under the 2007 Restricted Stock Plan, up to 1.5 million shares of nonvested stock were available for employee awards. Under the 2002 Stock Option Plan, up to 2.4 million shares of common stock were available for employee awards, of which no more than 0.6 million shares may be nonvested stock. Although the Company still has options outstanding under the 1998 Stock Option Plan and the 1994 Stock Option Plan, no new awards may be granted under these plans. Under the amended 2002 Non-Employee Director Stock Plan, up to 0.09 million shares of common stock were available for director awards of nonvested stock. Under the 1999 Non-Employee Director Stock Option Plan, up to 0.25 million shares of common stock were available for director awards.

As of December 31, 2008, there were 2.4 million shares available to be granted as future stock options and nonvested stock under existing stock plans. Of the shares available, 1.4 million may be awarded as nonvested stock. Stock options become exercisable over a three-year vesting period, or earlier upon retirement, and expire 10 years from the date of grant. Expense for stock options is recognized on a straight-line basis over three years from the date of grant or over the period from the date of grant until the participant is retirement-eligible, whichever is less. Treasury shares are issued for nonvested stock awards and for the exercise of stock options.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The weighted-average fair value per share of options granted was $6.77 in 2008, $5.81 in 2007 and $4.76 in 2006. Significant assumptions used in estimating the fair value of awards granted are as follows:

	2008	2007	2006
Dividend yield	2.3%	2.7%	3.1%
Volatility	26.3%	26.0%	27.0%
Risk-free interest rate	3.1%	4.8%	4.8%
Expected term (years)	5.3	5.0	5.2

The Company's stock plans also provide for the awarding of nonvested stock. Expense for shares of nonvested stock is recognized over five years from the date of grant or during the period from the date of grant until the participant attains age 65, whichever is less. During the period of restriction, the holder of nonvested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The Company expenses awards for nonvested stock based on the fair value of the Company's common stock at the date of the grant.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $3.8 million, $4.7 million and $5.0 million in 2008, 2007 and 2006, respectively. Tax related benefits of $0.7 million, $0.5 million and $0.8 million were also recognized in 2008, 2007 and 2006, respectively. Cash received from the exercise of stock options was $16.0 million, $14.1 million and $7.0 million for 2008, 2007 and 2006, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

SFAS No. 123(R) requires the cash flows from the excess tax benefits the Company realizes on the exercise of stock options to be presented as cash flows from financing activities in the Consolidated Statements of Cash Flows. The excess tax benefits on the exercise of stock options for the years ended December 31, 2008, 2007 and 2006, presented as cash flows from financing activities, were not material. The following table summarizes the transactions involving the stock option plans:

(in thousands except exercise price and life)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	3,231	$20.62	5.8	$ 376
Granted	136	20.39		
Exercised	(388)	18.05		
Cancelled	(130)	20.63		
Outstanding at December 31, 2006	2,849	20.96	5.5	10,380
Granted	112	24.66		
Exercised	(677)	21.06		
Cancelled	(56)	21.76		
Outstanding at December 31, 2007	2,228	21.10	5.3	16,008
Granted	14	30.07		
Exercised	(759)	21.09		
Cancelled	(33)	21.64		
Outstanding at December 31, 2008	1,450	$21.17	5.0	$ 4,110
Exercisable at December 31, 2008	1,336	$20.94	4.8	$ 3,975

The aggregate intrinsic values of stock options exercised during 2008, 2007 and 2006, were $6.5 million, $4.2 million and $1.6 million, respectively.

As of December 31, 2008, total remaining unearned compensation, net of expected forfeitures, related to unvested stock options was $0.3 million, which will be amortized over the weighted-average remaining service period of 1.4 years.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2008:

	Range of Exercise Price		
(in thousands except life and exercise price)	$18.00-19.39	$19.40-23.08	$23.09-30.07
Options outstanding	465	502	483
Weighted-average remaining contractual life, in years	4.8	5.1	5.2
Weighted-average exercise price	$18.56	$21.09	$23.77
Options exercisable	440	498	398
Weighted-average exercise price	$18.54	$21.10	$23.40

The closing stock price of Sensient common stock at December 31, 2008 was $23.88.

The following table summarizes the nonvested stock activity:

(in thousands except fair value)	Shares	Grant Date Weighted-Average Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2005	456	$20.26	$ 8,164
Granted	172	24.01	
Vested	(77)	18.72	
Outstanding at December 31, 2006	551	21.64	13,564
Granted	240	29.01	
Vested	(309)	23.63	
Cancelled	(31)	21.47	
Outstanding at December 31, 2007	451	24.22	12,764
Granted	266	23.02	
Vested	(129)	21.33	
Cancelled	(134)	23.93	
Outstanding at December 31, 2008	454	$24.42	$10,847

The total intrinsic values of shares vested during 2008, 2007 and 2006, was $3.0 million, $8.0 million and $1.4 million, respectively.

The fair value of the nonvested shares at the date of grant is amortized over the vesting period but not exceeding age 65 of the participant. As of December 31, 2008, total remaining unearned compensation, net of expected forfeitures, related to nonvested stock was $8.1 million, which will be amortized over the weighted-average remaining service period of 3.3 years.

6.

RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the Board of Directors. Total expense for the Company's defined contribution plans was $3.9 million, $3.6 million and $3.2 million in 2008, 2007 and 2006, respectively.

Although the Company intends the defined contribution plans mentioned above to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. On December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2008	2007
Benefit obligation at beginning of year	$ 53,341	$ 48,210
Service cost	1,267	1,564
Interest cost	2,922	2,851
Foreign currency exchange rate changes	(3,902)	1,250
Benefits paid	(6,256)	(2,644)
Actuarial (gain) loss	(4,894)	2,110
Benefit obligation at end of year	42,478	53,341
Plan assets at beginning of year	21,237	17,978
Company contributions	8,502	3,932
Foreign currency exchange rate changes	(3,922)	1,147
Benefits paid	(6,256)	(2,644)
Actual (loss) gain on plan assets	(2,096)	824
Plan assets at end of year	17,465	21,237
Funded status	$ (25,013)	$ (32,104)
Accumulated benefit obligation	$ 40,594	$ 51,524

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2008	2007
Accrued employee and retiree benefits	$(28,533)	$(34,277)
Prepaid expenses and other current assets	3,520	2,173
Net liability	$(25,013)	$(32,104)

Components of annual benefit cost:

(in thousands)	2008	2007	2006
Service cost	$1,267	$1,564	$1,091
Interest cost	2,922	2,851	2,446
Expected return on plan assets	(1,264)	(1,120)	(895)
Amortization of prior service cost	1,950	1,950	1,935
Recognized actuarial loss	175	216	308
Settlement expense	710	—	1,036
Defined benefit expense	$5,760	$5,461	$5,921

Weighted-average liability assumptions as of December 31:

	2008	2007
Discount rate	6.83%	6.00%
Expected return on plan assets	5.96%	5.98%
Rate of compensation increase	4.28%	4.28%

Weighted-average cost assumptions for the year ended December 31:

	2008	2007
Discount rate	6.00%	5.75%
Expected return on plan assets	5.98%	6.00%
Rate of compensation increase	4.28%	4.00%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2008, which include employees' expected future service are as follows: 2009, $2.5 million; 2010, $1.9 million; 2011, $17.0 million; 2012, $6.1 million; 2013, $2.5 million; and $9.3 million in total for the years 2014 through 2018.

The Company expects to contribute $4.1 million to defined benefit plans in 2009.

Amounts recognized in accumulated other comprehensive income in accordance with SFAS No. 158 were as follows:

(in thousands)	2008	2007
Prior service cost	$7,421	$9,408
Unrecognized net actuarial loss	5,713	8,773

The estimated prior service cost and actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive income into periodic benefit cost during 2009 are $1.8 million and $0.2 million, respectively.

7.

INCOME TAXES

The provision for income taxes was as follows:

(in thousands)	2008	2007	2006
Currently payable (refundable):			
Federal	$10,467	$ 1,945	$11,595
State	1,902	1,087	(230)
Foreign	22,734	21,044	16,017
	35,103	24,076	27,382
Deferred expense (benefit):			
Federal	1,399	4,400	(952)
State	(603)	47	(637)
Foreign	2,533	4,934	1,311
	3,329	9,381	(278)
Income taxes	$38,432	$33,457	$27,104

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2008	2007
Deferred tax assets:		
Benefit plans	$11,467	$11,475
Liabilities and reserves	5,635	5,096
Foreign operating loss carryovers	28,595	30,254
Other	17,262	18,600
Gross deferred tax assets	62,959	65,425
Valuation allowance	(26,091)	(26,256)
Deferred tax assets	36,868	39,169
Deferred tax liabilities:		
Property, plant and equipment	(21,390)	(19,918)
Other assets	(2,936)	(4,494)
Other	(18,575)	(15,480)
Deferred tax liabilities	(42,901)	(39,892)
Net deferred tax liabilities	$ (6,033)	$ (723)

At December 31, 2008, foreign operating loss carryovers were $109.7 million. Included in the foreign operating loss carryovers are losses of $7.2 million that expire through 2023 and $102.5 million that do not have an expiration date. At December 31, 2008, state operating loss carryovers were $127.4 million, all of which expire through 2023.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2008	2007	2006
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.1	0.7	0.2
Tax credits	(0.2)	(0.3)	(0.7)
Taxes on foreign earnings	(3.2)	(0.1)	(4.5)
Foreign sales corporation/ extraterritorial income tax benefit	0.0	0.0	(0.7)
Resolution of prior years' tax matters	(1.1)	(5.3)	(5.9)
Valuation allowance adjustments	(0.7)	(0.9)	0.8
Other, net	(1.2)	1.0	4.8
Effective tax rate	29.7%	30.1%	29.0%

Earnings before income taxes were as follows:

(in thousands)	2008	2007	2006
United States	$ 40,454	$ 22,470	$18,686
Foreign	88,839	88,773	74,843
Total	$129,293	$111,243	$93,529

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the U.S. during the year. At December 31, 2008, federal and state taxes have not been provided for approximately $241.2 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings, if the Company chose to remit those earnings, is not practicable.

On January 1, 2007, the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes.* This interpretation prescribes the minimum recognition threshold which a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the measurement, classification and derecognition of tax positions. As a result of the adoption of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $2.3 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

A reconciliation of the change in the liability for unrecognized tax benefits for 2008 and 2007 is as follows:

(in thousands)	2008	2007
Balance at beginning of year	$10,642	$13,945
Increases for tax positions taken in the current year	759	989
Increases for tax positions taken in prior years	1,199	1,326
Decreases for tax positions taken in prior years	—	(553)
Decreases related to settlements with tax authorities	(493)	(320)
Decreases as a result of lapse of the applicable statutes of limitations	(1,309)	(5,315)
Foreign currency exchange rate changes	(1,317)	570
Balance at the end of year	$ 9,481	$10,642

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $8.9 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. Approximately $1.7 million of accrued interest and penalties is reported as an income tax liability at December 31, 2008. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other Liabilities on the consolidated condensed balance sheet at December 31, 2008.

The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2008, will decrease by approximately $1.4 million during 2009. The potential decrease relates to various tax matters for which the statute of limitations may expire in 2009. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.

8.

SEGMENT AND GEOGRAPHIC INFORMATION

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and Other revenue consists primarily of flavor, fragrances and color products sold by the Asia Pacific and China Groups.

Assets by business segment and geographic region are those assets used in the Company's operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate and Other assets consist primarily of property and investments.

Segment Information The Company's operations, except for the Asia Pacific and China Groups, are managed on a products and services basis. The Company determines its operating segments based on information utilized by senior management to allocate resources and assess performance. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications and digital imaging. The Corporate and Other segment includes the Asia Pacific and China Groups. In 2008, the Company's operations in China, previously reported in the Flavors and Fragrances Group, are now reported in the Corporate and Other segment. Results for 2007 and 2006 have been restated to reflect this change.

(in thousands)	Flavors & Fragrances	Colors	Corporate & Other	Consolidated
2008				
Revenue from external customers	$791,527	$388,089	$73,004	$1,252,620
Intersegment revenue	18,031	14,275	2,563	34,869
Total revenue	809,558	402,364	75,567	1,287,489
Operating income (loss)	123,485	71,581	(33,467)	161,599
Interest expense	—	—	32,306	32,306
Earnings (loss) before income taxes	123,485	71,581	(65,773)	129,293
Assets	787,615	635,590	102,232	1,525,437
Capital expenditures	33,136	14,193	6,351	53,680
Depreciation and amortization	26,090	13,594	4,761	44,445
2007				
Revenue from external customers	$752,238	$367,794	$ 64,746	$1,184,778
Intersegment revenue	15,870	11,236	2,453	29,599
Total revenue	768,108	379,030	67,199	1,214,337
Operating income (loss)	114,738	66,565	(33,933)	147,370
Interest expense	—	—	36,127	36,127
Earnings (loss) before income taxes	114,738	66,565	(70,060)	111,243
Assets	802,431	653,731	108,020	1,564,182
Capital expenditures	28,997	9,723	3,241	41,961
Depreciation and amortization	26,377	13,044	4,891	44,312
2006				
Revenue from external customers	$704,666	$340,178	$ 53,930	$1,098,774
Intersegment revenue	14,682	10,853	2,688	28,223
Total revenue	719,348	351,031	56,618	1,126,997
Operating income (loss)	101,860	58,788	(31,371)	129,277
Interest expense	—	—	35,748	35,748
Earnings (loss) before income taxes	101,860	58,788	(67,119)	93,529
Assets	735,228	620,883	97,956	1,454,067
Capital expenditures	27,864	6,368	5,082	39,314
Depreciation and amortization	26,198	12,589	4,257	43,044

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2008	2007	2006
Revenue from external customers:			
North America	$ 674,777	$ 644,463	$ 623,282
Europe	371,414	353,539	320,632
Asia Pacific	128,650	112,226	93,960
Other	77,779	74,550	60,900
Consolidated	$1,252,620	$1,184,778	$1,098,774
Long-lived assets:			
North America	$ 393,973	$ 410,292	$ 393,384
Europe	478,161	521,085	485,844
Asia Pacific	25,047	22,287	19,644
Other	733	474	344
Consolidated	$ 897,914	$ 954,138	$ 899,216

Sales in the United States, based on the final country of destination of the Company's products, were $507.3 million, $476.4 million and $463.0 million in 2008, 2007 and 2006, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $309.5 million, $312.1 million and $314.7 million at December 31, 2008, 2007 and 2006, respectively.

9.

FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. This statement defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. As of December 31, 2008, the Company's only assets and liabilities subject to this statement are forward contracts (all currently accounted for as cash flow hedges) and mutual fund investments. Both of these financial instruments were previously being recorded by the Company at fair value that meets the requirements as defined by SFAS No. 157. Accordingly, there was no impact on the Company's net earnings and financial position as a result of adopting this statement. The fair value of the forward contracts based on current pricing obtained for comparable derivative products (Level 2 inputs per SFAS No. 157) at December 31, 2008 was an asset of $1.5 million. The fair value of the investments based on December 31, 2008 market quotes (Level 1 inputs per SFAS No. 157) was an asset of $12.7 million.

The Company reviewed SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities,* which permits companies to choose to measure many financial instruments and certain other items at fair value. The Company chose not to elect the fair value option for any assets and liabilities not currently valued at fair value and determined that this statement does not have an impact on its financial statements and disclosures.

10.

COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2008, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 were as follows:

(in thousands)	
2009	$ 8,047
2010	6,041
2011	3,688
2012	2,365
2013	1,371
Thereafter	4,242
	$25,754

Rent expense totaled $12.0 million, $11.6 million and $10.6 million during the years ended December 31, 2008, 2007 and 2006, respectively.

ENVIRONMENTAL MATTERS

The Company is involved in various significant environmental matters, which are described below. The Company is also involved in other site closure and related environmental remediation and compliance activities at a manufacturing site related to a 2001 acquisition by the Company for which reserves for environmental matters were established as of the date of purchase. Actions that are legally required are substantially complete.

Superfund Claim

In July 2004, the Environmental Protection Agency ("EPA") notified the Company's subsidiary Sensient Colors Inc. ("Sensient Colors") that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for activities at the General Color Company Superfund Site in Camden, New Jersey (the "Site"). The EPA requested reimbursement of $10.9 million in clean-up costs, plus interest. Sensient Colors advised the EPA that the Site had been expressly excluded from the Company's 1988 stock purchase of H. Kohnstamm & Company, Inc. (now Sensient Colors). The selling shareholders had retained ownership of and liability for the Site, and some became owners of General Color Company, which continued to operate there until the mid-1990s. In a letter to the EPA in January 2005, the Company outlined legal challenges to the recoverability of certain costs and urged the EPA to pursue General Color Company and related parties. The EPA informed Sensient Colors that it was unwilling to discuss these legal challenges without prior conditions. In 2006, a private developer, Westfield Acres Urban Renewal Association II, LP, pursuant to an agreement with the EPA, began redevelopment efforts at the Site (construction of affordable housing) by demolishing buildings thereon. Thereafter, the EPA removed allegedly contaminated soil from the locations where the buildings once stood.

In March 2007, the United States filed a complaint in the U.S. District Court in New Jersey against Sensient Colors claiming "over $16 million" in response costs allegedly incurred and to be incurred by the EPA pursuant to CERCLA. Sensient Colors moved to dismiss the United States' complaint, which motion was denied by the Court in October 2007. Sensient Colors timely filed its answer and affirmative defenses to the United States' complaint, as well as a third-party complaint against current and former owners and/or operators of the Site. The United States moved to strike Sensient Colors' affirmative defenses. In an August 12, 2008 Opinion and Order, following briefs and oral argument, the Court partly granted and partly denied the United States' motion, effectively preserving most of Sensient Colors' affirmative defenses, either as originally pled or with changes outlined by the Court. Sensient Colors promptly filed an amended pleading incorporating the revised affirmative defenses. On July 29, 2008, Sensient Colors filed a third-party complaint adding Kohnstamm Inc. (a Canadian affiliate of General Color Company) and its president Avtar Singh as defendants.

In late August 2008, in the course of reviewing documents produced by the EPA, Sensient Colors discovered an e-mail exchange between EPA officials that Sensient Colors believes supports many of the legal theories and affirmative defenses advanced by Sensient Colors in the litigation and undermines key United States cost recovery claims. By letter dated August 26, 2008, based on the above document and other evidence adduced in the case, Sensient Colors demanded that the United States dismiss its case with prejudice and reimburse Sensient Colors for attorneys' fees and costs incurred. In response to the August 26, 2008 letter, the United States withdrew, without prejudice, its then-pending motion to limit the scope of review to EPA's administrative record and told the Court that it would respond to Sensient's letter by September 10, 2008. The United States then sought additional time for its review of Sensient Colors' demand. In an October 3, 2008 Letter Order, the Court directed the United States to provide Sensient with notice of its decision with respect to the demand for dismissal by October 31, 2008. In a letter to Sensient Colors dated October 31, 2008, the United States declined to voluntarily dismiss the case but agreed, with certain conditions, not to oppose depositions of current and former EPA employees on the issues raised in Sensient Colors' letter of August 26, 2008. The United States reserved its rights to seek limitations on discovery and to seek to limit review of EPA's choice of response action to the administrative record.

Using the evidence that supports its demand for dismissal, Sensient Colors moved for leave to amend its responsive pleading to include a new affirmative defense, a counterclaim against the United States and the EPA, and third-party claims against certain EPA employees or agents. After briefing, the motion for leave to amend was argued before the magistrate judge on November 18, 2008. On February 13, 2009, the magistrate issued an opinion and order denying Sensient Colors' motion for leave to amend. Sensient Colors has until March 2, 2009 to appeal the magistrate's decision to the district court judge and intends to do so.

Sensient Colors also issued subpoenas or deposition notices to numerous current or former EPA officials. Motions were filed to block the depositions of former EPA Administrator Christine Todd Whitman, former EPA Regional Administrator Jane Kenny, and EPA On-Scene Coordinator David Rosoff. Those motions have been fully briefed. On January 28, 2009, the magistrate judge issued an opinion and order denying or delaying Sensient Colors' ability to conduct the foregoing depositions. Sensient Colors has exercised its right to appeal the magistrate's decision to the district court judge.

Sensient Colors intends to vigorously defend its interests in the litigation. It is evaluating, among other things, the pursuit of additional PRPs and additional challenges to the EPA's right to recover its claimed response costs. A portion of Sensient Colors' legal defense costs is being paid by insurers with a reservation of coverage rights. Litigation to resolve coverage issues is pending.

Pleasant Gardens Realty Corp. v.
H. Kohnstamm & Co., et al.

The owner of Pleasant Gardens ("Property"), an apartment complex adjacent to the General Color Superfund Site, filed a complaint in New Jersey state court in November 2003 against H. Kohnstamm & Co. (now Sensient Colors), the Company, General Color Company, and unknown defendants. Plaintiff seeks to hold defendants liable, in an unspecified amount, for damages related to the alleged contamination of the Property. Plaintiff voluntarily dismissed the Company without prejudice. Sensient Colors filed an answer denying liability and asserting affirmative defenses. Limited discovery has occurred. In November 2006, the Camden Redevelopment Agency ("Agency") filed condemnation litigation against plaintiff (and other purported interested parties) to take the Property. Sensient Colors is not a party to the condemnation litigation. In advance of its filing, the Agency notified plaintiff that its appraiser had assessed the fair market value of the Property at $7.7 million and that its environmental consultant had estimated the costs for environmental cleanup, purportedly to meet requirements of the New Jersey Department of Environmental Protection ("DEP"), at $7.5 million. Sensient Colors and plaintiff have pursued a reduction in the scope and cost of the Agency's proposed environmental cleanup in meetings with the DEP, the Agency and another party involved in the condemnation, the New Jersey Schools Construction Corporation ("NJSCC"). To the extent that there is a reduction in the condemnation value of the Property due to the Agency's remediation of contamination for which Sensient Colors is allegedly responsible, such reduction may become a part of the damages claimed by plaintiff. In March 2007, plaintiff filed an amended complaint naming the Agency, the NJSCC and the DEP as additional defendants in furtherance of this effort. In April 2007, Sensient Colors filed its answer to the amended complaint, including cross claims against these newly added parties. The Agency, the DEP and the New Jersey Schools Development Authority ("NJSDA") (which replaced the NJSCC as a state agency effective August 7, 2007) each filed answers, cross-claims and counter-claims; Sensient Colors has responded to all three cross-claims. Document discovery was completed in July 2008, and expert and rebuttal expert reports have been exchanged. Depositions of fact and expert witnesses are on-going.

Sensient Colors advised the Court and the other parties in this litigation of the developments in the Superfund Claim as described above. Sensient Colors took supplemental depositions of several DEP officials and served subpoenas upon five current or former EPA officials. The United States, though not a party to the Pleasant Gardens case, initially sought to quash those subpoenas before the Pleasant Gardens court. On November 17, 2008, the United States removed the subpoenas and related proceedings to federal court. At an initial court conference on the removed proceedings on February 19, 2009, the federal magistrate judge asked for additional briefing on the issue of the government's standing to seek to quash the state court subpoenas, which the court has indicated an intent to consider before considering the merits of the motions to quash.

On December 3, 2008, Sensient Colors moved for a 120-day stay of the trial date and commensurate adjustment of case schedule. There has as yet been no ruling on that motion.

On January 8, 2009, the judge recused himself from the Pleasant Gardens case (as well as the related insurance-coverage case) because of a conflict of interest and the Pleasant Gardens case has been reassigned to another judge. In light of the recusal and reassignment, the new judge has re-scheduled the trial to commence no earlier than June 1, 2009 and, depending on how certain outstanding discovery issues are resolved, the trial may be deferred further.

As of December 31, 2008, the liabilities related to environmental matters are estimated to be between $1.5 million and $25.7 million. As of December 31, 2008, the Company has accrued $1.8 million, which is all related to the environmental reserves established in connection with a 2001 acquisition. This accrual represents management's best estimate of these liabilities; however, the actual liabilities may be above the levels reserved or estimated, in which case the Company would need to take charges or establish reserves in later periods. Also, the Company has not been able to make a reasonable estimate of the liabilities, if any, related to some of the environmental matters discussed above. The Company has not recorded any potential insurance recoveries related to these liabilities, as receipts are not yet assured. There can be no assurance that additional environmental matters will not arise in the future.

COMMERCIAL LITIGATION

The following is a significant commercial case involving the Company.

Smead et al. v. Sensient Flavors Inc. et al.

On April 14, 2008, the Company's subsidiary Sensient Flavors Inc., now known as Sensient Flavors LLC ("Sensient Flavors"), certain other flavor manufacturers, a flavor industry trade association and its management company were sued in Milwaukee County Circuit Court in Milwaukee, Wisconsin, by a former employee of International Flavors & Fragrances, Inc. ("IFF"), Richard Smead, and his spouse, Kathy Smead. Mr. Smead claims that while working in various positions at IFF he was exposed to "butter flavors and/or their constituents" allegedly sold by Sensient Flavors and the other manufacturer defendants, which caused him to suffer "severe and permanent" injury to his respiratory system and other damages. Mrs. Smead's claim is for loss of consortium. The allegations of this complaint are virtually identical to those contained in other complaints that have been filed against Sensient Flavors in other jurisdictions over the presence of diacetyl in butter flavoring for use in microwave popcorn production.

The Company believed that plaintiffs' claims were without merit and vigorously defended this case. The Company responded to the Complaint, denying all liability and joining numerous motions to dismiss that were filed by some of the other flavor manufacturers. An analysis of Sensient Flavors' sales records indicated that it never sold any butter flavoring to IFF. On January 6, 2009, the Court entered an Order dismissing Sensient Flavors from this case, without prejudice and without costs.

The Company is involved in various other claims and litigation arising in the normal course of business. In the judgment of management, which relies in part on information from Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company except as described above.

Management's Report on Internal Control Over Financial Reporting

The management of Sensient Technologies Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The Company's independent registered public accounting firm has issued their report on the Company's internal control over financial reporting. This report appears on page 46.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company changed its method of accounting for uncertain tax positions. During 2006, the Company changed its method for accounting for share-based payments. On December 31, 2006, the Company changed its method of accounting for defined benefit pension plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated February 16, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Milwaukee, Wisconsin
February 16, 2009

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited Sensient Technologies Corporation's (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 16, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Milwaukee, Wisconsin
February 16, 2009

Quarterly Data

(in thousands except per share amounts) (unaudited)	Revenue	Gross Profit	Net Earnings	Net Earnings Per Share	
				Basic	Diluted
2008					
First Quarter	$307,419	$95,642	$20,677	$0.44	$0.43
Second Quarter	332,795	101,722	25,460	0.54	0.53
Third Quarter	318,601	95,896	24,102	0.50	0.50
Fourth Quarter	293,805	87,606	20,622	0.43	0.43
2007					
First Quarter	$285,268	$86,148	$17,346	$0.37	$0.37
Second Quarter	304,310	94,476	21,233	0.46	0.45
Third Quarter	294,311	88,985	20,783	0.44	0.44
Fourth Quarter	300,889	92,690	18,424	0.39	0.39

Common Stock Prices and Dividends

	Market Price		Dividends Per Share
	High	Low	
2008			
First Quarter	$30.27	$24.99	$0.18
Second Quarter	33.12	27.76	0.18
Third Quarter	32.26	26.95	0.19
Fourth Quarter	28.55	21.05	0.19
2007			
First Quarter	$26.13	$23.81	$0.16
Second Quarter	30.34	25.05	0.16
Third Quarter	28.99	23.66	0.18
Fourth Quarter	31.99	26.48	0.18

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company's common stock over the last five years to the total returns on the Standard & Poor's Midcap Specialty Chemicals Index (the "S&P Midcap Specialty Chemicals Index"), the Standard & Poor's Midcap Food Products Index (the "S&P Food Products Index") and the Standard & Poor's 500 Stock Index (the "S&P 500 Index"). The graph assumes a $100 investment made on December 31, 2003 and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.


$200
$150
$100
$50
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
Sensient Technologies Corporation	$100	$125	$ 96	$136	$160	$139
S&P Midcap Specialty Chemicals Index	100	119	115	135	139	80
S&P Food Products Index	100	115	124	133	134	107
S&P 500 Index	100	111	116	135	142	90

Five Year Review

(in thousands except employee and per share data) Years ended December 31,	2008	
Summary of Operations		
Revenue	$1,252,620	100.0%
Cost of products sold	871,754	69.6
Selling and administrative expenses	219,267	17.5
Restructuring and other charges	—	—
Operating income	161,599	12.9
Interest expense	32,306	2.6
Earnings before income taxes	129,293	10.3
Income taxes	38,432	3.1
Net earnings	90,861	7.3%
Earnings per share:		
Basic	$ 1.91	
Diluted	$ 1.89	
Other Related Data		
Dividends per share, declared and paid	$ 0.74	
Average common shares outstanding:		
Basic	47,654	
Diluted	48,131	
Book value per common share	$ 16.87	
Price range per common share	21.05-33.12	
Share price at December 31	23.88	
Capital expenditures	53,680	
Depreciation	42,798	
Amortization	1,647	
Total assets	1,525,437	
Long-term debt	445,682	
Total debt	479,895	
Shareholders' equity	818,596	
Return on average shareholders' equity	10.7%	
Total debt to total capital	37.0%	
Employees	3,613	

The 2005 results include restructuring and other charges of $12.8 million ($9.8 million after tax, or $0.21 per share) related to a cost reduction program and an impairment charge. The charges were recorded in cost of products sold ($4.3 million) and in restructuring and other charges ($8.5 million).

2007		2006		2005		2004	
$1,184,778	100.0%	$1,098,774	100.0%	$1,023,930	100.0%	$1,047,133	100.0%
822,479	69.5	766,506	69.7	731,253	71.4	734,596	70.2
214,929	18.1	202,991	18.5	189,998	18.6	183,381	17.5
—	—	—	—	8,465	0.8	—	—
147,370	12.4	129,277	11.8	94,214	9.2	129,156	12.3
36,127	3.0	35,748	3.3	35,737	3.5	31,265	3.0
111,243	9.4	93,529	8.5	58,477	5.7	97,891	9.3
33,457	2.8	27,104	2.5	14,282	1.4	23,973	2.2
$ 77,786	6.6%	$ 66,425	6.0%	$ 44,195	4.3%	$ 73,918	7.1%
$ 1.66		$ 1.45		$ 0.95		$ 1.59	
$ 1.65		$ 1.44		$ 0.94		$ 1.58	
$ 0.68		$ 0.61		$ 0.60		$ 0.60	
46,740		45,900		46,746		46,562	
47,257		46,204		47,067		46,877	
$ 17.10		$ 15.12		$ 13.43		$ 13.99	
23.66-31.99		16.92-25.33		16.82-23.97		17.91-24.25	
28.28		24.60		17.90		23.99	
41,961		39,314		36,102		49,845	
42,849		41,658		43,502		43,900	
1,463		1,386		1,357		1,240	
1,564,182		1,454,067		1,398,273		1,488,578	
449,621		441,306		283,123		525,153	
507,108		532,532		553,682		615,196	
814,421		704,104		622,228		658,698	
10.2%		9.9%		6.8%		12.2%	
38.4%		43.1%		47.1%		48.3%	
3,623		3,582		3,518		3,728	

Directors and Officers

BOARD OF DIRECTORS

Kenneth P. Manning, 67
Chairman and Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2, 6)

Hank Brown, 69
President Emeritus
University of Colorado
Elected Director in 2004 (1, 4, 5)

Fergus M. Clydesdale, Ph.D., 72
Distinguished Professor,
Department of Food Science, and Director
of the Food Science Policy Alliance at the
University of Massachusetts – Amherst
Elected Director in 1998 (2, 3, 4, 6)

James A.D. Croft, 71
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 2, 3, 6)

Robert J. Edmonds, 52
President and Chief Operating Officer
Sensient Technologies Corporation
Elected Director in 2008 (6)

William V. Hickey, 64
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)

Peter M. Salmon, 59
President
International Food Network, Inc.
Elected Director in 2005 (5, 6)

Elaine R. Wedral, Ph.D., 64
Retired, President
Nestle's Research and Development
Worldwide Food Service Systems
Elected Director in 2006 (5, 6)

Essie Whitelaw, 61
Senior Vice President, Operations
Wisconsin Physician Services
Elected Director in 1993 (3, 4)

Committees

1 Audit Committee
2 Executive Committee
3 Compensation and Development Committee
4 Nominating and Corporate Governance Committee
5 Finance Committee
6 Scientific Advisory Committee

ELECTED OFFICERS

Kenneth P. Manning, 67
Chairman and Chief Executive Officer
With the Company 21 years

Peter G. Bradley, 49
President, Color Group
With the Company 6 years

John F. Collopy, 39
Vice President and Treasurer
With the Company 9 years

Neil G. Cracknell, 47
President, Flavors & Fragrances Group
With the Company 14 years

Robert J. Edmonds, 52
President and Chief Operating Officer
With the Company 4 years

John L. Hammond, 62
Senior Vice President, General Counsel and Secretary
With the Company 11 years

Richard F. Hobbs, 61
Senior Vice President and Chief Financial Officer
With the Company 35 years

Richard J. Malin, 42
Assistant Controller
With the Company 17 years

Douglas S. Pepper, 55
Vice President, Administration
With the Company 3 years

Stephen J. Rolfs, 44
Vice President, Controller and
Chief Accounting Officer
With the Company 11 years

APPOINTED OFFICERS

Douglas L. Arnold, 45
Vice President, Administrative Services
With the Company 11 years

Christopher M. Daniels, 35
Assistant Treasurer
With the Company 9 years

Gordon E. Hering, Ph.D., 52
Vice President, Marketing & Technology
With the Company 15 years

Patrick E. Laubacher, 51
President, Dehydrated Flavors
With the Company 28 years

Jeffrey T. Makal, 45
Vice President, Taxation
With the Company 12 years

Robert L. Menzl, 52
Vice President, Information Technology
With the Company 13 years

Robert Wilkins, 52
President, Asia Pacific Group
With the Company 5 years

Investor Information

World Headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Fax: (414) 347-4795
E-mail: corporate.communications@sensient-tech.com
Web site: www.sensient-tech.com

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site: www.wellsfargo.com/shareownerservices

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT.

There were 3,164 shareholders of record of Common Stock as of January 30, 2009.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CDT) on Thursday, April 23, 2009, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois.

Annual Report and Proxy Statement

The Company's annual report and proxy statement are available online at www.sensient-tech.com/financial/annualreport_and_proxy.htm.

Form 10-K

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company's Investor Relations Department and on its Web site at www.sensient-tech.com.

Dividends

Quarterly dividends are typically paid on the first business day of March, June, September and December.

Automatic Dividend Reinvestment Plan

The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota at (800) 468-9716 or the Company's Investor Relations Department at (414) 347-3779.

Investor Relations

Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent.

Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company's Web site: www.sensient-tech.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company's Web address is provided as an inactive textual reference only, and the contents of the Web site are not incorporated in or otherwise to be regarded as part of this annual report.

Other requests for information should be directed to the Company's Investor Relations Department at (414) 347-3779.

The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company's Investor Relations Department.

In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934, Kenneth P. Manning, as the Company's Chief Executive Officer, and Richard F. Hobbs, as the Company's Chief Financial Officer, have certified the quality of the Company's public disclosure in an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. As Chief Executive Officer, in 2008 Kenneth P. Manning also has certified compliance with New York Stock Exchange corporate governance listing standards.

SENSIENT®

777 East Wisconsin Avenue

Milwaukee, WI 53202-5304

www.sensient-tech.com

END